Richard J. Coyle Partner	Chapman and Cutler LLP 320 South Canal Street Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

June 10, 2025

VIA EDGAR CORRESPONDENCE

Ashley Vroman-Lee
United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bitwise Funds Trust
File Nos. 333-264900; 811-23801

Dear Ms. Vroman-Lee:

This letter responds to your comments delivered telephonically regarding the registration statement filed on Form N-1A (the “Registration Statement”) for Bitwise Funds Trust (the “Registrant”) with the staff of the Securities and Exchange Commission (the “Staff”). The Registration Statement relates to the Bitwise Crypto Industry Innovators ETF (the “Fund”), a series of the Registrant. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to any similar disclosure.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – Principal Investment Strategies

Does the Fund intend to obtain exposure to crypto assets aside from bitcoin and ether. If so, please revise the disclosure to specify such assets. If not, please revise the disclosure to remove the references to “another liquid crypto asset.”

Response to Comment 2

The Fund’s disclosure has been revised to remove references to “another liquid crypto asset.”

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Please call me at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Richard J. Coyle
Richard J. Coyle

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